MYLAN N.V.

Building 4, Trident Place

Mosquito Way, Hatfield,

Hertfordshire, AL10 9UL England

July 24, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
cc:	Alla Berenshteyn
cc:	Daniel Greenspan
cc:	Perry Hindin

Re:	Mylan N.V.
Amendment No. 2 to the Registration Statement on Form S-4
Filed July 16, 2015
File No. 333-203873

Revised Preliminary Proxy Statement on Schedule 14A
Filed July 16, 2015
File No. 333-199861

Dear Mr. Riedler:

We refer to the letter dated July 22, 2015 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) to Mylan N.V., a public limited liability company (naamloze vennootschap) organized and existing under the laws of the Netherlands (“Mylan” or the “Company”), setting forth the comments of the staff of the SEC (the “Staff”) with respect to Mylan’s Amendment No. 2 to the Registration Statement on Form S-4, Commission File No. 333-203873, filed on July 16, 2015 (the “Registration Statement”) and Mylan’s Revised Preliminary Proxy Statement on Schedule 14A, Commission File No. 333-199861, filed on July 16, 2015 (the “Proxy Statement”) in connection with Mylan’s proposed acquisition of Perrigo Company plc, a public limited company incorporated under the laws of Ireland (“Perrigo”), by Mylan (the “Transaction”, the “Proposal” or the “Acquisition”).

Concurrently with this response letter, Mylan is electronically transmitting Amendment No. 3 to the Proxy Statement (the “Proxy Statement Amendment”). The Proxy Statement Amendment includes revisions made in response to the comments of the Staff in the Comment Letter. We have enclosed for your convenience six clean copies of the Proxy Statement Amendment and six copies of the Proxy Statement Amendment that have been marked to show changes made to the Proxy Statement.

We will file at a later date Amendment No. 3 to the Registration Statement that will include revisions consistent with the revisions made in the Proxy Statement Amendment in response to the comments of the Staff in the Comment Letter.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by Mylan’s response to each comment. The page numbers in the responses refer to pages in the clean copy of the Proxy Statement Amendment unless otherwise noted.

1.	We note your response to prior comments 7 and 8. Please provide risk factor disclosure in both the proxy statement and registration statement with respect to challenges Mylan may face in obtaining majority lender consent under the bridge credit agreement should Mylan wish to lower the acceptance condition to below 80%. For example, disclose the risk, if any, that the majority lender may require a renegotiation of the financing arrangements to contain terms less favorable to Mylan.

Response: The Staff’s comment is noted. In response to the Staff’s comment, the risk factor disclosure on page 26 of the Proxy Statement Amendment has been revised to explain that, in order to grant the consent required under the terms of the bridge credit agreement to lower the 80% acceptance condition, the lenders may require renegotiation of the terms of the bridge credit facility that could result in the loans under the bridge credit facility being made on less favorable terms to Mylan than those originally agreed. Such renegotiated terms could include a higher interest rate on the loans under the bridge credit facility, which could result in higher interest expenses for Mylan and could adversely affect Mylan’s cash flows, results of operations and financial condition. We have also revised the risk factor disclosure to explain that lowering of the 80% acceptance condition could result in a downgrade in the credit rating of Mylan or any indebtedness of Mylan or its subsidiaries which could increase the cost of further borrowings or refinancings of such indebtedness, limit access to sources of financing in the future or lead to other adverse consequences.

2.	Refer to the article in the Wall Street Journal dated July 6, 2015 regarding Mylan’s vice chairman Rodney Piatt (“Director at Generic-Drug Giant Mylan Had Undisclosed Ties to Land Deal”) and the two land transactions conducted in March 2012 and December 2014 and May 2015. With a view towards disclosure, please advise why Mylan believes that neither of these transactions implicates the requirements of Item 404 and 407 of Regulation S-K. Refer to Item 19(a)(7) of Form S-4 and Nasdaq Listing Rules 5605(a)(2)(B) and (D) and IM-5605.

Response: The Staff’s comment is noted. We respectfully advise the Staff that, as further described below, neither land transaction is a transaction with a related person for which disclosure would be required pursuant to Item 404(a) of Regulation S-K (“Item 404(a)”) because, in each instance, Mr. Piatt did not have a direct or indirect material interest in the transaction. In addition, as described below, neither land transaction implicates the independence tests set forth in Nasdaq Listing Rules 5605(a)(2)(B) and (D). Finally, as described below, Mylan’s Board of Directors (the “Board”) was aware of each land transaction, but was not required to, and did not, formally consider those transactions with respect to Mr. Piatt’s independence. As a result, no description of those transactions was required to be disclosed pursuant to Item 407(a)(3) of Regulation S-K.

Item 404(a)

When called for, Item 404(a) requires registrants to “[d]escribe any transaction, since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest” (emphasis added). Any disclosure under Item 404(a) in the Registration Statement pursuant to Item 19(a)(7) of Form S-4 would therefore look back to January 1, 2014, as would Mylan Inc.’s Form 10-K/A, filed on April 30, 2015, which is incorporated by reference into the Registration Statement and Proxy Statement. The Registration Statement and Proxy Statement also incorporate by reference Mylan Inc.’s Proxy Statement on Schedule 14A that was filed on March 10, 2014, which required disclosure pursuant to Item 404(a) that looked back to January 1, 2013. Accordingly, the earliest date relevant for disclosure pursuant to Item 404(a) in the Registration Statement and Proxy Statement is January 1, 2013.

Item 404(a) and the 2015 Land Transaction

Faced with a shortage of parking for its employees, in 2014 Mylan began considering the purchase of land adjacent to its headquarters for, among other potential uses, additional parking spaces (the “Parking Lot Parcel”). At the time, the Parking Lot Parcel was owned by a partnership in which Mr. Piatt had an indirect 10% ownership interest through Shoppes at Southpointe, LLC and his partner IMI Southpointe LP (“IMI”) had a 90% ownership interest (the “Partnership”). The sole member of IMI’s general partner is Institutional Mall Investors LLC, a co-investment venture owned by an affiliate of Miller Capital Advisory, Inc. (“Miller Capital”) and the California

Public Employees’ Retirement System, or CalPERS, the largest public pension fund in the U.S. Mr. Piatt has never had an interest in IMI, Miller Capital or CalPERS and is not a partner in, controlling shareholder or an executive officer of those entities. The Partnership also owned a smaller parcel of land of which Mr. Piatt desired to acquire 100% ownership for his own use. In December 2014, Mr. Piatt and IMI swapped their interests in those parcels so that IMI owned 100% of the Parking Lot Parcel and Mr. Piatt owned 100% of the land he wanted. IMI received a cash payment from Mr. Piatt to equalize the values of the swapped parcels.

Mylan started negotiations with IMI in January 2015 at which point Mr. Piatt no longer had any ownership interest in the Parking Lot Parcel. The parties signed a Purchase and Sale Agreement for the Parking Lot Parcel in March 2015 and the transaction closed in May 2015.

Since Mr. Piatt had sold his interest in the Parking Lot Parcel to IMI prior to when Mylan started negotiating with IMI, Mr. Piatt had no direct or indirect material interest in Mylan’s purchase of the Parking Lot Parcel from IMI and therefore no disclosure was required pursuant to Item 404(a).

Item 404(a) and the 2012 Headquarters Land Transaction

In 2011, Mylan started looking to build a new corporate headquarters given its continued growth and requirements for additional space. Similar to the 2015 land transaction, part of the land it decided to build its headquarters on was owned by the Partnership (the “HQ Parcel”). Mr. Piatt sold his 10% interest in the HQ Parcel at cost to IMI in June and July 2011, at least seven months prior to Mylan’s commitment to purchase the HQ Parcel from IMI in March 2012. While Mylan’s purchase of the HQ Parcel from IMI predates the relevant time period for Item 404(a) disclosure in, or incorporated by reference into, the Registration Statement and Proxy Statement, even if it did not, Mr. Piatt had sold his interest in the HQ Parcel to IMI many months prior to Mylan committing to purchase the HQ Parcel and had no direct or indirect material interest in Mylan’s purchase of the HQ Parcel from IMI. Therefore no disclosure would have been required pursuant to Item 404(a).

Two deeds were recorded in March 2012 to reflect the sale of the HQ Parcel to Mylan. Those deeds, however, do not reflect Mr. Piatt’s sale of his interest in the HQ Parcel to IMI, which as described above, occurred many months earlier but was not recorded. In order for IMI to demonstrate its ownership of the HQ Parcel to permit its sale to Mylan, a deed first was recorded in March 2012 to show the transfer of title of the HQ Parcel from a subsidiary of the Partnership (where it had been held prior to Mr. Piatt’s exit) to IMI. The second deed was recorded to reflect the transfer of title from IMI to Mylan.

Director Independence

Nasdaq Rule 5605(a)(2)(B) says that, subject to certain limited exceptions, “a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence” is not independent. IM-5605 explains that Nasdaq Rule 5605(a)(2)(B) “is generally intended to capture situations where a compensation is made directly to (or for the benefit of) the director or a Family Member of the director.” As set forth above, Mr. Piatt did not accept any compensation from Mylan in connection with Mylan’s purchase of the Parking Lot Parcel or the HQ Parcel. As a result, the test set forth in Nasdaq Rule 5605(a)(2)(B) is not applicable.

Nasdaq Rule 5605(a)(2)(D) says that, subject to certain limited exceptions, “a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more.” IM-5605 explains that Nasdaq Rule 5605(a)(2)(D) “is generally intended to capture payments to an entity with which the director or Family Member of the director is affiliated by serving as a partner, controlling Shareholder or Executive Officer of such entity.” As set forth above, no entity for which Mr. Piatt or one of his family members was a partner, controlling shareholder or executive officer received any payments from, or made any payments to, Mylan in connection with Mylan’s purchase of the Parking Lot Parcel or the HQ Parcel. As a result, the test set forth in Nasdaq Rule 5605(a)(2)(D) is not applicable.

When called for (such as in Item 19(a)(7) of Form S-4), Item 407(a)(3) of Regulation S-K says, in relevant part, that “[f]or each director and nominee for director that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a)…that were considered by the board of directors under the applicable independence definitions in determining that the director is independent” (emphasis added). At the relevant times it made independence determinations, the Board was aware of the aforementioned land transactions, including that Mr. Piatt previously had sold his interests in the Parking Lot Parcel and HQ Parcel to IMI. The Board, however, did not formally consider those transactions with respect to Mr. Piatt’s independence because Mr. Piatt was not a party to either of the transactions between Mylan and IMI. As a result, no disclosure of those transactions was required pursuant to Item 407(a)(3) of Regulation S-K.

We hope that these responses adequately address the Staff’s comments. If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact our outside counsel, Thomas E. Dunn, of Cravath, Swaine and Moore LLP, at (212) 474-1108.

Very truly yours,

/s/ Bradley L. Wideman
Bradley L. Wideman Vice President, Associate General Counsel, Securities and Assistant Secretary

cc:	John D. Sheehan, Mylan N.V.
Thomas E. Dunn, Cravath